Exhibit 4.9

INSIDER TRADING POLICY APPENDIX

Transactions Covered by the Policy

1.	General. The insider trading policy applies to all transactions in the Company’s securities, including the Company’s common stock, options to purchase or sell common stock or other securities, discretionary account transfers in 401(k) and similar plans, and any debt securities, preferred stock, or options or derivative securities that the Company may issue in the future.

Please note that this policy prohibits even those transactions that you may feel are necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure). The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

2.	Transactions in Company Stock Plans. The policy, including compliance with the blackout periods, applies to transactions under stock incentive, 401(k), and self-directed pension accounts, including the following:

•	any sale of stock as part of a broker-assisted cashless exercise of an option and or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option;

•	certain elections you may make under the Company’s 401(k) plan, including:

•	an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund,

•	an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance, and

•	your election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund;

•	all sales of Company stock purchased pursuant to a 401(k) or self-directed pension plan; and

•	all sales of Company stock acquired as a matching contribution made by the Company pursuant to a 401(k) plan.

3.	Post-Termination Transactions. The policy continues to apply to transactions in Company securities even after your relationship with the Company terminates. If you are in possession of material nonpublic information when your relationship with the Company terminates, you may not trade in Company securities until that information has become public or is no longer material.

Definition of “Material Information”

Material information is any information that a reasonable investor would consider important in making a decision to buy, hold, or sell securities. You should consider any information that could be expected to affect the Company’s stock price, whether it is positive or negative, as material. Some examples of information that ordinarily would be regarded as material are:

•	Financial performance, especially quarterly and yearly earnings, earnings projections and guidance, or changes in financial performance, outlook or liquidity;

INSIDER TRADING POLICY APPENDIX

•	Proposed mergers, acquisitions, divestitures or restructurings;

•	Public or private securities offerings, repurchases or financings;

•	Unanticipated changes in sales, orders, costs or expenses;

•	A change in dividend policy, or the declaration of a stock split;

•	Change in management;

•	Development of a significant new product, service or process;

•	News about a major contract award or cancellation of an existing contract;

•	The gain or loss of a significant business partner;

•	Significant legal exposure due to actual, pending or threatened litigation; and

•	Changes in the Company’s auditors or a notification from the Company’s auditors that the Company may no longer rely on the auditors’ audit report.

Remember, anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

Definition of “Nonpublic”

Information is considered to be “nonpublic” until it has been fully disclosed to the public. Full disclosure of information to the public generally requires wide dissemination through major news services, such as a press release, or through a widely attended conference call or presentation that has been announced in a press release and is open to the public through a web cast or dial-in number. A radio or TV appearance, or disclosure to a small number of investors or analysts, or an article in a newspaper or magazine, would not qualify as full disclosure. In addition, full disclosure means that the securities markets have had the opportunity to digest the news. Generally, two full trading days following publication in a press release or a conference call is regarded as sufficient for dissemination and interpretation of material information.

Exceptions

The only exceptions to ADA-ES’s Insider Trading Policy are set forth below.

1.	Option Exercises. Exercise of an ADA-ES stock option is not restricted by the policy. However, this exception does not exempt the sale of the shares acquired upon the exercise of the stock option, and such sale must comply with the restrictions in the policy. For example, you may not carry out a “cashless exercise” (simultaneous exercise and sale) of a stock option while in possession of material nonpublic information or during a blackout period.

INSIDER TRADING POLICY APPENDIX

2.	Certain Transactions Under Company Plans. The trading restrictions in the policy, including the blackout periods, do not apply to the following situations:

•	Company stock acquired as a matching contribution made by the Company pursuant to a 401(k) plan; and
•	the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares subject to an option to satisfy tax withholding requirements.

2.	Gift Transfers. You may make a gift or similar transfer that is not a sale for value (including a transfer to a family limited partnership or to a trust or a custodian for the benefit of a minor), provided that the transferee agrees to be subject to the policy and the restrictions of the policy to the same extent as the transferor.

3.	Transfers Pursuant to Rule 10b5-1 Plans. The U.S. securities laws provide a defense from insider trading liability if trades occur pursuant to a pre-arranged “trading plan” that meets specified conditions. These plans are known as “10b5-1 Plans” after the rule that allows them. You may sell or purchase ADA-ES securities pursuant to a Rule 10b5-1 Plan provided that each of the following conditions is satisfied:

(a)	With respect to any purchase or sale, the 10b5-1 Plan either (i) expressly specifies the amount, price and date, (ii) provides a written formula for determining amounts, prices and dates, or (iii) does not permit the person subject to the policy to make any subsequent decisions, or exercise any subsequent influence over, how, when, or whether to effect such purchase or sale (provided any other person with such influence does not have access to any material nonpublic information regarding ADA-ES); and

(b)	You must notify the Chief Financial Officer in writing or by email of your intent to establish the Rule 10b-5 Plan, confirming that you do not then believe that you possess any material non-public information concerning ADA-ES, and, if you are an executive officer or director of ADA-ES, confirming that all trades made pursuant to the Rule 10b5-1 Plan will be made in accordance with Section 16 of the Securities and Exchange Act of 1934, and Rule 144 of the Securities Act of 1933.

A Rule 10b5-1 Plan may permit modification by you after it is established. However, when you establish the Rule 10b5-1 Plan, you should not anticipate making any changes to the plan, and changes to the plan or revocation of the plan may expose transactions under the plan to insider trading liability if you possessed (or had access to) material non-public information. Any modifications to a Rule 10b5-1 Plan established by an Access Person (including any revocation or early termination of the plan) must receive prior approval in writing or email by the Chief Financial Officer.

1.

Financial Hardship. If you have an unexpected and urgent need to sell Company securities in order to generate cash during a blackout period, you may, in appropriate circumstances, be granted a hardship exception. Hardship exceptions may be granted

INSIDER TRADING POLICY APPENDIX

only by the Chief Financial Officer and must be requested at least two days in advance of the proposed trade. A hardship exception may be granted only if the Chief Financial Officer concludes that you do not possess any material nonpublic information and that the Company does not know of any such information that could be attributed to you.

Who is Subject to Insider Trading Liability?

Please note that U.S. laws also prohibit people related to or affiliated with our employees and directors from trading in ADA-ES securities while aware of material nonpublic information about the Company. These additional people include our consultants and other people associated with us; family members or others who reside with an employee or director; family members who do not reside with an employee or director but whose transactions in ADA-ES securities are directed by that person or are subject to their influence or control (such as parents or grown children who consult with you before they trade in ADA-ES securities); and trusts, corporations and other entities controlled by our employees and directors. As an employee of ADA-ES, you are responsible for the transactions of people related to or affiliated with you and therefore you should make them aware of the policy.

When do Blackout Periods End?

Assuming the NASDAQ National Market is open every day, and assuming the earnings announcement is made on a Tuesday, below is an example of when the blackout periods would end:

Announcement Time on Tuesday	First Day You Can Trade
Before Market Opens	Thursday
While Market is Open	Friday
After Market Closes	Friday

Consequences of Insider Trading Violations

The consequences of an insider trading violation can be severe. Insiders who trade on inside information and who “tip” others are subject to severe penalties, including a civil penalty of up to three times the profit gained or loss avoided; a criminal fine of up to $1,000,000 (no matter how small the profit); and a jail term of up to ten years. If you tip information to a person who then trades, you are subject to the same penalties as the person receiving the tip, even if you did not trade and did not profit from that person’s trading.

If the Company or its supervisory personnel fail to take appropriate steps to prevent illegal insider trading, then they also are subject to severe penalties, including a civil penalty of up to $1,000,000 or, if greater, three times the profit gained or loss avoided as a result of your violation; and a criminal penalty of up to $2,500,000.

INSIDER TRADING POLICY APPENDIX

If you fail to comply with the policy, you are subject to Company-imposed sanctions, including dismissal for cause, whether or not your failure to comply results in a violation of law. If you violate the federal securities laws or become subject to an SEC investigation, even if the investigation does not result in prosecution, your reputation could be tarnished and your career could be irreparably damaged.

Assistance

If you have questions about the policy or its application to any proposed transaction, you may obtain additional guidance from Mark McKinnies, the Company’s Chief Financial Officer, at (303) 339-8850 or by email at markm@adaes.com. Ultimately, however, the responsibility for adhering to the policy and avoiding unlawful transactions rests with you.